

Yayoi Kusama (b. 1929)

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Masterworks agreed to privately acquired this vibrant blue infinity net which may have been inspired by the flight that Kusama took from Japan to the United States when she first came to New York City in 1958.

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Initial Offering Price

$555,000

Offering Circular

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Price Appreciation of Similar Works

23.8%



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Artist Market Sharpe Ratio
(1998-2021)

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Yayoi Kusama
1.37

All Art
0.53

S&P 500
0.45

Speculative Returns

High Risk-Adjusted Returns

99% Progress

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WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- According to ArtTactic's 2022 annual auction review report, Kusama achieved total turnover in excess of $68 million (inclusive of Buyer's Premium), placing her fifth among the top ten Post-War artists to sell at auction for the year.
- Recently, Louis Vuitton unveiled "Creating Infinity: The Worlds of Louis Vuitton and Yayoi Kusama," their latest collaboration with Yayoi Kusama on display at flagship stores around the world.
- The Painting, executed in 1998, is a vibrant, small-scale example from Yayoi Kusama's iconic "Infinity Nets" series, which features a field of repetitive cobalt loops on a turquoise ground.
- There is significant demand for later examples from the "Infinity Nets" series, and many have appreciated significantly since the 2000s. The average price realized for colored "nets" created since 1995, which measure between 10 inches by 10 inches and 30 inches by 30 inches was approximately $237,000 for works sold between 2019 and 2020, and increased to approximately $490,000 between 2021 and 2022, an approximate 107% increase.
- As of February 17, 2023, small-scale colorful "net" examples executed from 1997 to 2000 have achieved auction prices in excess of $250,000. Recent examples include: *Nets 55* (1997), which sold for $252,018 at Sotheby's in March 2022, *Original Infinity Nets* (2000), which sold for $643,314 in Tokyo, Japan, in October 2021, and *Nets 37* (1998), which sold for $500,000 at Christie's in May 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$105,896,064	623

YAYOI

KUSAMA

b. 1929, JAPAN



$555,000

INITIAL OFFERING

23.8%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 15 × 18 in. (38 × 46 cm.)

Yayoi Kusama is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

The Painting, executed in 1998, is a vibrant, small-scale example from Yayoi Kusama's iconic "Infinity Nets" series, which features a field of repetitive cobalt loops on a turquoise ground. Kusama began painting her meditative "net" paintings soon after she arrived in New York City in 1958. Their compositions tend to have no distinct focal point, and instead consist of intricate, looping brushstrokes meant to visually represent the concept of infinity. "Infinity Nets" vary in color and size: the smallest are under a foot tall, while the largest examples exceed nine feet in height. The Painting's striking blue palette may reference an aquatic inspiration. When Kusama first came to New York, she flew from Japan to the United States for the first time, and cites the view of the ocean waves from the airplane as the visual origin of the "nets" series. The vibrant blues with the visible impasto brushwork that mimic fluid waves dominate the Painting and deepen the connection to this watershed moment. While "net" paintings from the 1950s and 1960s have historically garnered some of the artist's highest prices at auction, demand for Kusama's later works, and subsequently, the prices they achieve at auction, have increased significantly in recent years. The average price realized for colored "nets" created since 1995, which measure between 10 inches by 10 inches and 30 inches by 30 inches was approximately $237,000 for works sold between 2019 and 2020, and increased to approximately $490,000 between 2021 and 2022, an approximate 107% increase between the two time periods. As of February 17, 2023, small-scale colorful "net" examples executed from 1997 to 2000 have achieved auction prices in excess of $250,000. Recent examples include: *Nets 55* (1997), which is smaller than the Painting but features a predominant blue palette, and sold for £189,000 ($252,018) at Sotheby's, London, on March 3, 2022, *Original Infinity Nets* (2000), which sold for JPY 71,400,000 ($643,314) at New Art Est-Ouest Auctions Co. in Tokyo, Japan, on October 1, 2021, and *Nets 37* (1998), which sold for $500,000 at Christie's, New York, on May 14, 2021. The Painting's palette, format, and execution make it a commercial and desirable work by Yayoi Kusama.

AS OF FEBRUARY 17, 2023, KUSAMA'S TOP AUCTION RECORDS ARE LED BY THE AFOREMENTIONED *UNTITLED (NETS)* (1959), WHICH SOLD ON MAY 18, 2022 FOR $10,496,000 AT PHILLIPS, NEW YORK, *PUMPKIN (LPASG)* (2013), WHICH SOLD ON DECEMBER 1, 2021 AT CHRISTIE'S, HONG KONG FOR HKD 62,540,000 ($8,026,633), AND *INTERMINABLE NET #4* (1959), WHICH SOLD ON APRIL 1, 2019 FOR HKD 62,433,000 ($7,953,215) AT SOTHEBY'S, HONG KONG.

The artist's works are included in numerous public collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, among many more. Recent retrospectives of Kusama's work have been mounted by several global institutions, including a 2017 to 2019 traveling exhibition titled "Yayoi Kusama: Infinity Mirrors," which started at the Hirshhorn Museum in Washington D.C. The Hirshhorn organized a second, follow-up exhibition titled "One with Eternity: Yayoi Kusama in the Hirshhorn Collection," which opened in April 2022, and will run through the end of November 2022. A retrospective of over 200 works organized by the Tel Aviv Museum of Art, which was Kusama's first major show in Israel, ran from November 2021 through April 2022. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins," and immersive installations, such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. Kusama has also collaborated with several luxury brands, including Louis Vuitton and Veuve Clicquot, which have further contributed to her broader recognition and success. Most recently, Louis Vuitton unveiled "Creating Infinity: The Worlds of Louis Vuitton and Yayoi Kusama," their latest collaboration with Yayoi Kusama on display at their stores around the world.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Yayoi Kusama (b. 1929, Matsumoto, Japan) is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s. Kusama has worked actively across various media, including performance, painting, sculpture, and immersive installations. She was born in Matsumoto, Japan in 1929 and began to create art at an early age, as a way to engage with her mental illness. After she arrived in New York in 1957, the artist focused on abstraction, and developed her now infamous "Infinity Nets" series, which garnered early recognition. Kusama exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, she was included in the "1961 'Whitney Annual'" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) with the support of Lucio Fontana, alongside the 33rd Venice Biennale in 1966, it was not until 1993, that she officially returned to represent Japan at the 45th edition of the show. As of February 17, 2023, Kusama continues to maintain her studio practice, and is represented by several major galleries, including David Zwirner Gallery and Victoria Miro Gallery.





YAYOI KUSAMA



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: colorful “Infinity Nets” paintings on canvas executed between 1997 and 1999 that measure between 10 inches by 10 inches to 25 inches by 25 inches and excluding examples with predominantly black palettes. When we were unable to determine the auction house Buyer’s Premium, due to incomplete data, a default of 10% Premium was added to the hammer price. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 23.8% CAGR implied from selected sales occurring from June 24, 2004 to May 14, 2021.